1. Name and Address of Reporting Person
   Schrock, Michael V.
   1500 County Road B2 West
   Suite 400
   St. Paul, MN 55113-3105
   USA
2. Issuer Name and Ticker or Trading Symbol
   Pentair, Inc. (PNR)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   01/03/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President, COO Enclosures
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    01/02/2003            A         7000        A   $0.0000                   D
                                                      <F1>
Common Stock                    01/02/2003            F         -545        D   $34.9400   42729.503      D
                                                      <F2>
Common Stock - ESPP                                                                        1190.436       D
Common Stock - ESOP                                                                        236.414        I           By ESOP

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Incentive   $0       01/03/2         J <F3>          81898 01/03/2003 01/03/2003 Cash-On 81898    $0.0000    0       D
Bonus Award          003                                                         ly
(cash-only                                                                       Right
right)
Employee    $34.94   01/02/2         A <F4>    32000       01/02/2004 01/02/2013 Common  32000    $0.0000    32000   D
Stock                003                                   <F5>                  Stock
Option
(right to
buy)

Explanation of Responses:

<F1>
Restricted stock granted pursuant to the Pentair, Inc. Omnibus Stock Incentive Plan. Shares remain subject to a vesting condition under the stock bonus plan.
<F2>
Shares surrendered to pay taxes applicable to vesting of restricted stock.
<F3>
Payment of vested incentive bonus award based on operating income growth and return on invested capital averaged over the three-year vesting period.
<F4>
Employee stock option granted pursuant to the Pentair, Inc. Omnibus Stock Incentive Plan.
<F5>
One-third of the stock options become exercisable on the first, second, and third anniversary of the grant.

SIGNATURE OF REPORTING PERSON
/s/ Louis L. Ainsworth

DATE
01/03/2003